

July 29, 2013

<u>Via E-mail</u>
Ho Leung Ning
Chief Financial Officer
Plastec Technologies, Ltd.
Unit 01, 21/F
Aitken Vanson Centre
61 Hoi Yuen Road
Kwun Tong
Kowloon, Hong Kong 852-21917155

      Re: Plastec Technologies, Ltd.
               Form 20-F
               Filed April 30, 2013
               File No. 000-53826

Dear Mr. Ning:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               Pamela Long

               Pamela Long
               Assistant Director